Exhibit 99.1

FRED VASSEUR CONTINUES WITH SCUDERIA FERRARI HP

Maranello (Italy), July 31, 2025 – Ferrari N.V. (“Ferrari”) (NYSE/EXM: RACE) announced today that Ferrari S.p.A. has extended, with a multiple-year contract, its agreement with Fred Vasseur, who will continue as Team Principal of Scuderia Ferrari HP for the coming Formula 1 seasons.

Fred joined the Scuderia at the beginning of 2023, bringing with him extensive motorsport experience and a proven ability to develop talent and build competitive teams across all levels of racing. Since then, he has laid a solid foundation with the ambition of returning Ferrari to the top of Formula 1.

Renewing Fred’s contract reflects our determination to build on the foundations laid so far. His ability to lead under pressure, embrace innovation, and pursue performance aligns fully with Ferrari’s values and long-term ambitions.

Under Fred’s leadership, Scuderia Ferrari HP is united, focused, and committed to continuous improvement. The trust placed in him reflects the team's confidence in its strategic direction and reinforces a shared determination to deliver the results that Ferrari’s fans, drivers, and team members expect and deserve.

Benedetto Vigna, CEO Ferrari:
“Today we want to recognize what has been built and commit to what still needs to be achieved. It reflects our trust in Fred’s leadership — a trust rooted in shared ambition, mutual expectations and clear responsibility. We move forward with determination and focus, united in our pursuit of the level of performance Ferrari has to aim for.”

Fred Vasseur, Team Principal Scuderia Ferrari HP:
“I’m grateful for the trust Ferrari continues to place in me. This renewal is not just a confirmation — it’s a challenge to keep progressing, to stay focused, and to deliver. Over the past 30 months, we’ve laid strong foundations, and now we must build on them with consistency and determination. We know what’s expected, and we’re all fully committed to meeting those expectations and taking the next step forward together.”

For further information:
Media Relations
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977